UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LINN ENERGY, LLC

(Name of Subject Company)

LINN ENERGY, LLC

(Name of Persons Filing Statement)

UNITS REPRESENTING LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

536020100

(CUSIP Number of Class of Securities)

Candice J. Wells

Senior Vice President, General Counsel and Corporate Secretary

Linn Energy, LLC

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew R. Pacey

Kirkland & Ellis LLP

600 Travis, Suite 3300

Houston, Texas 77002

(713) 835-3600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by LINN Energy, LLC, a Delaware limited liability company (“LINN Energy”), with the U.S. Securities and Exchange Commission (the “SEC”) on April 4, 2016, relating to the offer by LinnCo, LLC, a Delaware limited liability company (“LinnCo”), to exchange for each outstanding unit representing limited liability company interests (“units”) in LINN Energy, one common share representing limited liability company interests (“shares”) in LinnCo, as disclosed in the Tender Offer Statement on Schedule TO filed by LinnCo with the SEC on March 22, 2016 (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”).

Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

Item 4.	The Solicitation or Recommendation.

Item 4(c) of the Schedule 14D-9 is hereby amended and restated as follows:

(c) The Offer is open to all LINN Energy unitholders who validly tender and do not validly withdraw their LINN Energy units in a jurisdiction where the Offer is permitted. Therefore, any officer, director or affiliate of LINN Energy who is a LINN Energy unitholder may participate in the Offer on the same terms and conditions as all other LINN Energy unitholders. After making a reasonable inquiry, to LINN Energy’s knowledge, all of LINN Energy’s officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all LINN Energy units held of record or beneficially owned by such persons immediately prior to the expiration of the Offer.

Item 6.	Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended and restated as follows:

Based on LINN Energy’s records and information provided to LINN Energy by its affiliates, directors and executive officers, neither LINN Energy nor, to the best of its knowledge, any of its affiliates, directors or executive officers, have effected any transactions in LINN Energy’s units during the 60 days before the date of Amendment No. 1 except for the following transactions:

Transaction Party	Date	Number of Units	Price
Mark Ellis	April 20, 2016	108,280 (units transferred to indirect ownership) (1) 298,319 (to fulfill an ongoing charitable obligation, Mr. Ellis made a contribution to a major university of a total of 298,319 units) (1)	$0.00

(1)	As reported on a Form 4 filed with the SEC by Mr. Ellis on April 22, 2016.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by the restatement of Exhibits (a)(1)(A) and (a)(1)(B) and the addition of Exhibits (a)(5)(A), (a)(5)(B), (a)(5)(C), (a)(5)(D) and (a)(5)(E) as follows:

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 2 to LinnCo’s Registration Statement on Form S-4 filed on April 18, 2016).

(a)(1)(B)	Form of Amended and Restated Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to LinnCo’s Registration Statement on Form S-4 filed on April 6, 2016).

(a)(5)(A)	Investor Presentation (incorporated by reference to LinnCo’s filing pursuant to Rule 425 on March 23, 2016).

(a)(5)(B)	Press Release dated April 5, 2016 (incorporated by reference to LinnCo’s filing pursuant to Rule 425 on April 6, 2016).

(a)(5)(C)	Investor Presentation (incorporated by reference to LinnCo’s filing pursuant to Rule 425 on April 18, 2016).

(a)(5)(D)	Press Release dated April 18, 2016 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed on April 18, 2016).

(a)(5)(E)	Press Release dated April 22, 2016 (incorporated by reference to LinnCo’s filing pursuant to Rule 425 on April 25, 2016).

[Signature Page Follows]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINN ENERGY, LLC

By:	/s/ Candice J. Wells
Name:	Candice J. Wells
Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: April 25, 2016